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April 30, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE: TEL-Applied Holdings B.V.

        Amendment No. 2 to the Registration Statement on Form S-4

File	No. 333-194047

Ladies and Gentlemen:

TEL-Applied Holdings B.V. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to its Registration Statement on Form S-4 (Registration No. 333-194047) (as amended, the “Registration Statement”). On behalf of the Company, Applied Materials, Inc. (“Applied”) and Tokyo Electron Limited (“TEL”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the letter dated April 25, 2014. For ease of reference, the text of the Staff’s comments is included in bold-face type below, followed in each case by the Company’s response.

What are the specific proposals on which I am being asked to vote, page 1

1.

We note your proposed changes to HoldCo’s governing documents in response to prior comment 2. Please note that we may have additional comments on appropriately revised disclosure regarding your new Proposed Articles, if adopted. We have, however, provided below several comments addressing the specific items you outlined in your response as the “material differences” between the Proposed Articles and Applied’s current charter.

Response:

The Staff’s comment is noted. Subject to the final approval of Applied’s and TEL’s boards of directors (which approvals will be obtained prior to effectiveness of the

United States Securities and Exchange Commission

April 30, 2014

Registration Statement), the parties have revised the proposed Company articles of association (the “Company Articles”) and Company board rules (the “Company Board Rules”), as well the disclosure in the Registration Statement related to the Company Articles and Company Board Rules, to reflect the changes proposed in the response to Comment 2 of the Staff’s letter dated March 19, 2014. Please see the revised “Comparison of Shareholder Rights” section beginning on page 230 of the Registration Statement and the form of Company Articles and Company Board Rules included as Annex F and G, respectively, to the Registration Statement.

2.

We note your response to prior comment 2 with respect to the election of directors. It is unclear how the proposed change to HoldCo’s governing documents would eliminate the difference between the rights of Applied holders and the rights of HoldCo’s holders. For instance, Applied’s documents require a vote of the majority of votes cast to elect a director, but the binding nomination process described in HoldCo’s proposed documents would require a majority to reject the director. Therefore, if a vote to elect an Applied director fails to obtain a majority of votes cast, the nominee is not elected, whereas a HoldCo nominee would be elected if the vote fails. Please expand your response to address this apparent difference or revise to present it as a separate proposal from the business combination proposal.

Response:

The Staff’s comment is noted. Subject to the final approval of Applied’s and TEL’s boards of directors (which approvals will be obtained prior to effectiveness of the Registration Statement), the parties have revised the Company Articles and the Company Board Rules to no longer provide for the nomination and election of Company directors pursuant to the binding nomination provisions of Dutch corporate law. As reflected in the revised Company Articles, the voting standard for the election of directors of the Company is now the affirmative vote of a majority of the votes cast, provided that a quorum is present, which is the same as the voting standard for the election of directors set forth in the existing bylaws of Applied, thereby eliminating any requirement to unbundle such provision. Please see pages 235-236 of the Registration Statement and Article 15.2 of the Company Articles (attached as Annex F to the Registration Statement).

United States Securities and Exchange Commission

April 30, 2014

3.

We note your response to prior comment 2 that the proposed HoldCo articles permit shareholders to amend the articles of association upon a majority of outstanding shares; however, proposed article 33.1 indicates the voting standard will be a majority of votes cast, provided the majority constitutes a quorum. Please advise or revise. Also, please expand your response to address the inability of HoldCo shareholders to amend the board rules and how this differs from the current rights of Applied holders to amend both the articles of association and the bylaws.

Response:

The Staff’s comment is noted. In response to the Staff’s comment, the parties have revised Article 33.1 to clarify that amending the Company Articles will require the affirmative vote of a majority of the outstanding shares. Please see Article 33.1 of the Company Articles attached as Annex F to the Registration Statement.

In addition, and subject to the final approval of Applied’s and TEL’s boards of directors (which approvals will be obtained prior to the effectiveness of the Registration Statement), the parties have revised the Company Articles and the Company Board Rules to provide that the Company Board Rules may be amended upon the affirmative vote of a majority of the outstanding shares, the same voting standard required to amend Applied’s existing certificate of incorporation and bylaws, thereby eliminating any requirement to unbundle such provision. Please see page 235 of the Registration Statement, Article 18.4 of the Company Articles (which are attached as Annex F to the Registration Statement) and Article 14.1 of the Company Board Rules (which are attached as Annex G to the Registration Statement).

Background of the Business Combination, page 62

4.

We note your revisions to the disclosure on page 64 in response to prior comment 6; however, it remains unclear what specific “potential opportunities” were considered. Please expand your disclosure to describe more specifically these opportunities and why they were considered less attractive than a transaction with TEL or advise.

Response:

The Staff’s comment is noted. In response to the Staff’s comment, the Registration Statement has been revised to provide additional disclosure on page 63. The Company further advises the Staff that it does not believe additional disclosure is warranted regarding any specific opportunities that were discussed by the Investment Committee of the Applied Board of Directors because the discussion of such opportunities was general in nature, was very similar to discussions that the Investment Committee has had on many occasions in the ordinary course, and, in general, comprised part of Applied’s periodic review of its results of operations, competitive position in the semiconductor capital equipment industry and strategic alternatives.

United States Securities and Exchange Commission

April 30, 2014

Nomination and Election of Directors, page 236

5.

We note your revised disclosure in response to prior comment 22 that nominations are “binding” on shareholders “within the meaning of article 2:133 of the Netherlands Civil Code.” Please further revise to clarify the meaning of “binding” under article 2:133.

Response:

As stated in the Company’s response to comment 2, the Company Articles and Company Board Rules have been revised to no longer provide for the nomination and election of Company directors pursuant to the binding nomination provisions of Dutch corporate law. Consequently, all disclosure relating to the binding nomination provisions set forth in article 2:133 of the Netherlands Civil Code has been deleted.

Exhibit 5.1

6.

We note your response to prior comment 28. While the assumption as to matters disclosed in the course of counsel’s investigation may be “customary and appropriate” under Dutch law, we continue to believe that the assumption is overly broad and should not include more than those matters specified parenthetically within the assumption. Please provide a revised opinion that does not include the broad condition in paragraph 4.

Response:

The Staff’s comment is noted. The Exhibit 5.1 opinion has been revised to address the Staff’s comment.

7.

Please expand your response to prior comment 29 to explain the basis for the determination that the insolvency qualification in paragraph 5.1(b) is necessary and appropriate. While the qualification may be “customary and appropriate,” please address why it is necessary and clarify whether the qualification affects the opinion of non-assessability.

Response:

The Staff’s comment is noted. The Exhibit 5.1 opinion has been revised to delete the insolvency qualification previously set forth in paragraph 5.1(b) and to make certain other changes.

* * * * * * *

In response to the closing comments of the Staff’s comment letter, the Company has advised us, and has authorized us to hereby acknowledge on its behalf, in connection with this response to the Staff’s comments, that:

—	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

—

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

United States Securities and Exchange Commission

April 30, 2014

For the reasons described above, the Company believes it has fully addressed the Staff’s comments on the Registration Statement. In order to ensure that TEL will be able to hold its shareholder vote on the transaction at its June 20, 2014 annual meeting, the parties would appreciate the Staff’s prompt review of today’s filing. Upon confirmation that the Staff has no further comments, Applied and TEL will promptly seek final board approval of the revisions to the Company Articles and Company Board Rules referred to in this letter. The Company will then file an amendment to the Registration Statement with executed Exhibit 5 and Exhibit 8 opinions and request effectiveness of the Registration Statement.

If you have any questions, please feel free to contact James R. Griffin (james.griffin@weil.com / telephone: 650.802.3150) or Ellen J. Odoner (ellen.odoner@weil.com / telephone: 212.310.8438) of Weil, Gotshal & Manges LLP, or James E. O’Bannon (jeobannon@jonesday.com / telephone: 214.969.3766) or Troy B. Lewis (tblewis@jonesday.com / telephone: 214.969.3721) of Jones Day.

Sincerely,

/s/ James R. Griffin James R. Griffin	/s/ James E. O’Bannon James E. O’Bannon

cc:	Thomas F. Larkins

Senior Vice President, General Counsel and Corporate Secretary

Applied Materials, Inc.

Zoltan Papp

General Counsel

Tokyo Electron Limited

Keith A. Flaum

Ellen J. Odoner

Gabriel J. Shapiro

Adé K. Heyliger

Weil, Gotshal & Manges LLP

R. Scott Cohen

Troy B. Lewis

Alain A. Dermarkar

Robert J. Cardone

Jones Day